SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  October, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VCP is rated Investment Grade by Moody’s

São Paulo October 25, 2007 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4) announces that Moody’s assigned issuer ratings of Baa3 on its global scale and Aa1.br on its Brazilian national scale to VCP, an investment grade rating category. The ratings outlook is stable.

According to Moody’s, the ratings reflect primarily VCP’s position as one of the lowest cost pulp producers globally based on a long-term sustainable business model, depicted by structural cost advantages against most international peers, including substantial self-sufficiency in wood fiber and electricity, and efficient logistics.

Additionally, the stable outlook reflects Moody’s view that VCP will remain a global cost-competitive pulp producer over the near term, and will prudently manage its capital structure during its expansion program while simultaneously maintaining healthy liquidity levels.

“This is great news for VCP that continuously seeks the improvement of its economic performance attached to its strong commitment to sustainability”, said VCP’s CFO Valdir Roque.

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